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2025 Shinhan Financial Group Corporate Value-Up Plan

April 2025

Shinhan Financial Group

Shinhan Financial Group

Disclaimer

- The business performance and financial information disclosed herein are consolidated figures prepared in accordance with the Korean International Financial Reporting Standards(K-IFRS), unless otherwise specified.
- This document has been prepared solely for the purpose of providing information about Shinhan Financial Group (SFG). While this document has been prepared based on reliable data and information available to us, SFG has not independently verified it. Therefore, SFG does not guarantee the fairness, accuracy, or completeness of the information or opinions contained herein, and the information or opinions contained herein is subject to modification or change without prior notice.
- This document does not constitute an offer, solicitation or recommendation to purchase or subscribe for any stocks or other financial instruments, and no part of this document should be construed as a basis for any contract, agreement, or investment decision. Neither SFG, its affiliates (including subsidiaries), nor their directors, officers and employees shall have any liability, whatsoever for any loss arising from this document or investments based on this document. Under no circumstances can this document be used as evidence of legal liability for the results of customer's investments.
- This document contains forward-looking information including forecasts regarding future financial performance and business outlook, prepared considering SFG management's assessment of SFG current business situation and prospects based on information to SFG as of the date of preparation of this document. This forward-looking information is not final and is subject to change. Such forward-looking information is based on assumptions about the future that is beyond SFG's control, and there are risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking information, and SFG is not obligated to update this document to reflect new developments or changes that occur after the date of this document.
- This document may be used and distributed only for non-commercial purposes without modification (however, only with clear and proper attribution). Any unauthorized quotation, reproduction, display, distribution, transmission, editing, translation, or publishing of this document without SFG's prior approval may result in legal consequences.

Key Takeaways

Shinhan Financial Group

Implementation Assessment and 2025 Plan

Committed to the full-scale execution of our 'Value-Up Plan' based on robust fundamental capabilities to boost ROE and increase speed of shareholder return measures

	2024 Performance	2025 Plan	2027 Target
ROE	8.4%	+50bp or above	10%
Shareholder Return Ratio	40.2%	42% above	50%
Total Shares	499 mil.	'Swift' implementation	50 mil. cancellation (450 mil.)
CET1 Ratio	13.06%	13.1% above	13%+

2024 Implementation Assessment

- ✓ Non-banking profitability and ROE declined YoY
- ✓ Maintained CET1 Ratio above 13% despite market volatility
- ✓ Demonstrated strong execution in delivering a consistent shareholder return policy
- ✓ Total shares reduced to below 500 million, in line with our commitment.

2025 Plan (Refer to page 11~14)

1. Improving ROE through structural reforms in the non-banking segment
2. Strengthening capital buffer by optimized control of assets
3. Increase speed of shareholder returns through share buyback and cancellation
4. Further integration of the evaluation and the compensation system into value-up framework (80% long-term bonuses and 50% group KPIs are aligned with the value up plan)

※ The above policy is subject to change depending on economic conditions, regulatory developments, and the company's managerial circumstances. If any changes are required, we will ensure sufficient communication with stakeholders.

Note) ROE: Return on Equity, CET1 Ratio: Common Equity Tier1 Ratio, RWA: Risk Weighted Asset (Categorized into Credit, Market, and Operational), Shareholder Return Ratio: The proportion of net income returned to shareholders through dividends and share buybacks.

2025

Corporate Value-Up Plan

1. **Assessment and Diagnosis**
2. **Targeting**
3. **Planning**
   - ROE Enhancement Measures
   - Effective Asset Management
   - Expansion of Shareholder Return
   - Alignment of Evaluation with Compensation
4. **Engagement**
5. **Governance**

2024 Market Valuation Overview

Following the announcement of our 'Value-Up Plan,' the market responded positively, leading to an increase in PBR.
However, the upward momentum slowed in the second half of the year due to rising internal and external uncertainties.
While Total Shareholder Return (TSR) rose to approximately 24%, the growth remained relatively modest compared to domestic peers

PBR · Market Cap.

External Factors

- **Announcement of the 'Value-Up Support Plan'** (Feb 26, 2024) Value Up Program anticipation
- **'Value-Up' Plan Disclosure** Expectation for Shareholder Return expansion
- **Increasing Uncertainties** Continuous High FX Rates due to events like Martial Law incident

Internal Factors

- **'Value-up Plan' Disclosure** (July 26, 2024)
- **Incorporation into the Korea Exchange's Korea Value-up Index** (Sept. 24, 2024)

[Share Buyback and Cancellation]

1Q 2024	2Q~3Q 2024	4Q 2024	1H 2025 (E)
KRW 150B	KRW 300B	KRW 250B	KRW 650B


Market Cap.
35T
30T
25T
20T
15T
PBR
Feb. 26, 2024
Announcement of the
'Value-up Support Plan'
July 26, 2024
SFG's Value-up Plan
Disclosure
Aug. 26, 2024
PBR Peak
0.39
0.43
0.45
0.54
0.57
0.50
0.43
0.42
Dec. 2023
Mar. 2024
June 2024
Sept. 2024
Dec. 2024
Mar. 2025

Total Shareholder Return (TSR)

Dec. 2023	Aug. 2024 (Aug. 26)	Dec. 2024
20.0%	55.6%	**24.1%**

*TSR = (Ending stock price – Beginning stock price + Dividend per share) ÷ Beginning stock price

2024 Total Shareholder Return Comparison vs. Domestic Peers[2)]


24.1%
59.1%
39.2%
27.5%
SFG
Company A
Company B
Company C

	SFG	Company A	Company B	Company C
Year-end 2024 Stock Price	KRW 47,650	KRW 82,900	KRW 56,800	KRW 15,370
Share buyback cancellation	KRW 700B	KRW 820B	KRW 396.9	KRW 136.6
Annual DPS	KRW 2,160	KRW 3,174	KRW 3,600	KRW 1,200

Note1) PBR: Price Book value Ratio, TSR: Total Shareholder Return

Note2) Leading Domestic Financial Holding Companies

Implementation Assessment and Diagnosis (1/2)

Decline in ROE YoY · Maintained CET1 Ratio Above 13%

	FY23	FY24	FY27 Target
ROE	8.6%	8.4%	10%
ROTCE	9.9%	9.6%	11.5%
CET1 Ratio	13.17%	13.06%	13%+

YoY Decline in ROE Due to Worsened Profitability in Non-Banking Business

- Profit increased +20.6% YoY on the back of solid growth base of the banking sector
- Non-banking sector profit decreased -28.9% YoY
  - Mainly due to one-off factors such as conservative provisioning related to real estate, which led to underperformance in capital market business

Lower Capital Adequacy Ratio than Domestic Peers'

- Maintained CET1 Ratio above 13% despite increased market volatility and expanded shareholder return
- Relatively Low CET1 Ratio Compared to Domestic Peer Groups
  - SFG 13.06%, Company A 13.53%, Company B 13.22%, Company C 12.13%

Consistent Shareholder Return Policy · Strong Execution

	FY23	FY24	FY27 Target
Shareholder Return Ratio	36%	40.2%	50%
Total Shares	513M	499M	450M
TBPS	KRW 92,642	KRW 100,096	KRW 130k

Shareholder Return Ratio Expansion and Total Share Reduction

- Shareholder return ratio raised to above 40%
- Achieved the 2024 year-end target to reduce total shares to below 500 million shares

'Swift' Execution of shareholder return policy focused on share buyback and cancellation

- Share buyback and cancellation expanded to KRW 700 billion (+KRW 214.1 billion YoY)

YoY Increase in DPS and Dividend Payout

- DPS FY23 KRW 2,100 → FY24 KRW 2,160
- Dividend Payout FY23 KRW 1,085.8B → FY24 KRW1,088B

Note) ROTCE: Return on Tangible Common Equity, TBPS: Tangible Book value Per Share

Implementation Assessment and Diagnosis (2/2)

Despite an increase in RWA due to asset growth and FX rate increase, the banking sector improved ROC YoY through profit growth while the non-banking sector saw a decline in ROC due to reduced earnings. RWA increased by 8.7% YoY, relatively higher compared to domestic peers. Enhancing profitability in the **non-banking segment** and **managing RWA** are our key priorities.

2024 ROC by Subsidiary


ROC =
Net Income by Subsidiary
Capital Allocation by Subsidiary
(RWA per Subsidiary X Target CET1 Ratio)
ROC
SH Asset Management 84.2%
SH Bank 13.1%
SH Card 9.3%
SH Savings Bank 8.1%
SH Securities 5.0%
SH Capital 4.4%
Capital Allocation

*ROC recognized negative (-) due to net loss of asset trust, Life : 12.1%

2024 Change in RWA


Credit RWA +25.7T
(%YoY: +9.9%)
Market RWA -2.1T
Operational RWA +3.6T
341.4T
314.2T
Banking +22.6T (+13.0%)
Non-banking +3.1T (+3.6%)
*Including structural positions
*Adoption of Basel III Transitional Arrangements +3.9T
RWA YoY KRW+27.2T (+8.7%)
FY23
FY24

2024 YoY ROC Change

YoY ROC Change	Asset Mgn't	Bank	Card	Savings	Securities	Capital
	+4.9%p	+1.4%p	-0.9%p	-3.8%p	+3.2%p	-8.6%p

※ 2024 Consolidated ROC of Subsidiaries : 10.6% (Target Consolidated ROC: 12.5%)

2024 YoY RWA Change Among Domestic Peers

	SHG	Company A	Company B	Company C
YoY RWA Change	+8.7%	+7.7%	+7.6%	+7.6%

Note) ROC (Return on Group Capital): A performance indicator that measures profitability against capital allocated to each subsidiary. It serves as a management metric aimed at enhancing ROE while maintaining a stable CET1 Ratio.

Engagement with Stakeholders

Through around 500 annual events for engagement, the Board of Directors and management of SFG have led active communications with its investors to enhance the equity value. Events customized for key market participants such as the Board/CEO Roundtable, Analyst Day, and 'Value-up Plan' briefing for retail investors have further strengthened SFG's market engagement efforts.

2024 Key IR Activities

- June 2024, **Japan Analyst Day**
  - Invited Analysts to benchmark Japan's Corporate Value-Up plans
- Aug. 2024, **Corporate Value-Up briefing for retail investors** (Broadcast through SFG YouTube channel)
- Aug. 2024 Participated in **Retail Investor Briefing hosted by Kiwoom Securities Corp.**
- Sept. 2024, **Board of Directors Roundtable**
  - Board-led investor engagement with domestic/foreign investors
- Sept. 2024, Participated in the Financial Supervisory Service-hosted **'Open Dialogue on Advancing the Capital Market'**
- Sept. 2024, Selected for Inclusion in the Korea Exchange's **'Korea Value-Up Index'**
- Oct. 2024, Received the **'Korea IR Excellence Prize'** from the Korea IR Association
- Nov. 2024, Participated in the Korea Exchange's **'KCMC* 2024'**
  * Korea Capital Market Conference
- Nov. 2024, Participated in the ACGA* **'Annual Conference'** as a panel discussion member
  * Asian Corporate Governance Association
- Feb. 2025, **CEO Roundtable**
  - CEO-led Investor Engagement with Domestic/Foreign Investors
- Mar. 2025, **BOD Chair- / CEO-Issued Letters to Shareholders**

2024 Main Engagement Efforts

IR Activities & Disclosures

	IR Activities					Disclosures	
	AGM	Business Results	BOD Round table	IR Meetings	Total	Korean	English
2022	1	4	-	473	478	139	54
2023	1	4	1	455	461	132	58
2024	1	4	1	479 ✓	485	149 ✓	79

- Strengthening BOD centered IR activities / Enhancing foreign investor accessibility through expanded English disclosures
  * Conducted English disclosure since 2017, before English disclosure phase 1(from Jan. 2024) became mandatory

BOD Roundtable Overview (hosted on Sept. 2024)

- **Speaker** : SFG 9 Directors(7 Independent, Executive, Non-executive), 5 C-level Managements
- **Attendee** : 55 Domestic/foreign institutional investors (18 On-site, 37 On-line)
- **Key Discussion Agenda**
  ① Details and execution framework of corporate value-up plan
  ② Efforts to strengthen internal control including responsibility map
  ③ Enhancing Board expertise and diversity / expanding investor engagement
  ④ Group CEO & C-level performance evaluation and compensation framework

⇒ Developed 2025 Corporate Value-up Plan incorporating investor feedback

Target Level Assessment

Although there remains a gap between our current ROE level and our target, we will maintain the ROE target at 10%, taking into account the recurring ROE level and cost of capital (10%). Our CET1 ratio target remains at 13%+, however, we will raise our internal management level to 13.1% or above to ensure capital adequacy.

ROE / Cost of Equity

Given the recurring ROE level and cost of equity (10%), we will **maintain the ROE target at 10%**



※ Ensuring profitability with ROE ≥ COE
Maintain the COE level in the previous year1)
10%
10%
Recurring ROE 9%
ROE Target 10%
Gap
To achieve an ROE of 10%, an annual profit growth of 10% is required
② Enhancing ROE through fundamental business improvement
8.4%
① Excluding one-off loss items
*One-off losses from the H-share index and securities, etc.
※ COE Calculation Model
-Capital Asset Pricing Model (CAPM)2)
Risk-free rate (Rf) + Market risk premium (Rp; Expected market return- Risk-free rate) X Beta(β)
FY24
Recurring ROE
FY27
FY24
FY25
*COE: Cost of Equity

CET1 Ratio

While maintaining the CET1 ratio target at 13%+, we will raise the **internal management level to 13.1% or above**



To be raised above 13.1% to secure capital buffer
13.06%
Target 13%+
Internal Buffer3)
1.5%
Stress Capital Buffer4)
2.5%
Countercyclical Buffer CCB
1.0%
2.5%
G-SIB/ D-SIB5)
1.0%
Minimum Required Capital
4.5%
Regulatory Standard
FY24
FY25~FY27

1) Reflecting both internal estimates and external investor/analyst assessments, the 10% level in the previous year is maintained.
2) Risk-free rate (Rf): 10-year Korean Treasury bond, 1-year average, Market risk premium (Rp): Average KOSPI return since 2002, Beta (β): Sensitivity of Shinhan Financial Group relative to KOSPI since 2001
3) Internal buffer for financial crisis-level environmental changes and strategic initiatives such as M&A
4) Applied Maximum Stress Capital Buffer 2.5%
5) Additionally required capital upon the appointment as Domestic or Global Systematically Important Bank

Target Setting (Mid-term Target)

We will maintain our existing targets to be achieved by 2027. 2025 is the first year of full-scale execution of the corporate value-up plan, with a target to improve ROE by 50bps or more, manage CET1 ratio at 13.1% or above, and swiftly implement a shareholder return policy centered on share buyback and cancellation.

'Value-up' driven by ROE improvement*

		FY24	2025 Plan	Mid-term Target (2027)
1 ROE·ROTCE enhancement based on stable CET1 ratio	ROE	8.4%	+50bp or above	10%
	ROTCE	9.6%		11.5%
	CET1 Ratio	13.06%	13.1% or above	13%+
2 Swift implementation of shareholder return policy	Shareholder Return Ratio	40.2%	42% or above	Around 50%
3 Improvement of TBPS via reduction of shares	TBPS	KRW 100,096	Swift share buyback and cancellation	KRW 130,000
	# of Shares	499M		450M

* Shinhan Financial Group's mid-to long-term targets are aimed at enhancing values for all of its stakeholders, including shareholders, customers, employees, and society.

※ Targets and actual outcomes are subject to change depending on market conditions and the business environment, and we will regularly communicate any changes therein.

ROE Enhancement Plan

ROE Mid-term Roadmap

Enhancing ROE Based on Solid Fundamental Strength

- **Structural Reform in Non-Banking Operations**
- \+
- **Robust Growth of the Banking Segment**


Achieve profit growth exceeding capital growth
through improved earnings stability
ROE 10%
ROE ≥ COE
Improvement by +50bp or above
8.6%
8.4%
[Profit/Loss Ratio]
Non-banking
Banking
35%
65%
24%
76%
Normalizing Non-Banking Profit/Loss
(Preemptive expenses/Loss Recovery)
Increasing non-interest income and efficiency despite margin pressure from falling interest rates
Structural Reform in Non-Banking Operations
Robust Growth of the Banking Segment
FY23
FY24
FY25
FY26
FY27

PBR·ROE Logic Tree Task

Main Area

ROA	Total Return	① Strengthen Capital Market	② Global Business Growth	③ Increase Non-Interest Income
	Net Return	④ Structural Cost Optimization	Preemptive Asset Quality Management	
Leverage		⑤ Increase Shareholder Return	⑥ Portfolio Restructuring	Value-Up M&A
Capital Cost Optimization		⑦ Reducing Performance Volatility (Enhanced risk management/Stable profit generation)		
Growth Momentum		Differentiated Customer Value	Strengthening Core Business Competitiveness	Creating Social Value

- ✓ Strengthening top line Profitability
- ✓ Improving Fundamental Strength through Optimization
- ✓ Managing CCR and Mitigating Non-Recurring Losses
- ✓ Managing Leverage through Capital Efficiency

- ✓ Expanding Customer Base through Differentiated Value Proposition
- ✓ Stable profit-stream from core business strength
- ✓ Continue to pursue Sustainable Finance Initiatives

ROC Action Plan

※ Enhancing the ROC Management System

Subsidiary >> Business Group >> Product/ Channel

1. Strengthen Capital Light Area[2)]
2. Focus on high ROC Biz expansion
3. Improve ROC in Low-Return Areas
4. Reduce Underperforming Business
5. Optimize the RWA structure

1) ROA: Return on Assets, Top line: Item at the top of the Income Statement (Earnings before Interest and Taxes), CCR: Credit Cost Ratio
2) Capital Light Area: Area requiring less capital to generate earnings such as fee business

Efficient Asset Management

Maintain annual RWA growth rate at around 5% >> Secure capital adequacy through effective control of assets

Planning

RWA Limit Setting

Capital Allocation Order	2027 Target
① Shareholder Return	50%
② Regulatory Impact	10%
③ Allocation for Growth	~ 40%

Establishment of RWA Growth Limit via Capital Allocation

- Establish a financial plan on ① shareholder return and ②allocation for regulatory impact followed by ③ setting of the RWA growth limit
- Maintain annual RWA growth rate at around 5% and CET1 ratio at 13.1%or above

Subsidiary Allocation


Non-banking 27%
Others
Capital
Securities
Card
Capital Allocation Ratio by Subsidiary1)
Bank 73%

Prioritized Allocation to High-ROC Subsidiaries and Business Lines

- Allocate the RWA growth limit according to 'subsidiary allocation crietria'
  ① Prioritized allocation to high-ROC subsidiaries
  ② Subsidiaries requiring support for top-line generation or strategic allocation

Management

Main Area

Growth Allocation Mgn't


RWA Reduction
RWA Re-allocation
Prior Period
Current Period

Efficient Growth Management through RWA Optimization

- Consider taking measures to reduce RWA – Unused credit lines, sell-down, etc.
- Growth management through RWA reallocation
- Detailed ROC management by subsidiary, business line, product, and channel

Evaluation & Compensation

Alignment of Evaluation with Compensation


*Imposing evaluation penalties
Excess over RWA Budget
Subsidiary RWA Budget
Actual RWA Usage

RWA Budget System and ROC-Based Incentive Alignment

- RWA budget system for subsidiaries – Increase penalties for RWA budget excesses
- More effective execution through stronger ROC evaluation & compensation of subsidiaries

1) Subsidiary Allocation Ratio in accordance with the 2025 RWA Growth Plan

Increase Shareholder Return

Pursuing Consistent Shareholder Return Policy

1. Continuous enhancement of Shareholder Return Ratio
2. Regular payouts of equal quarterly dividends
3. Simultaneous cash dividends and share buyback and cancellation
4. Increased cash dividends per share and total dividends every year

Strategy by PBR Stage

PBR 0.8 ~ **PBR 1.0**

- Focused on Share Buyback and Cancellation
- Increase of DPS[1] & Total dividend payout amount

Above PBR 1.0

- Flexible measures with gradual enhancement of shareholder returns, growth through retained earnings etc.
- Gradual increase of DPS and cash dividend payout ratio

Shareholder Return Mid-term Roadmap



Share buyback/ cancellation
Cash dividend
'Speed'
Focused on share buyback and cancellation
Shareholder Return Ratio
50%
42% or above
40.2%
36.0%
485.9B
1,085.8B
700.0B
1,088.0B
Share buyback/cancellation
150.0B
500.0B
Additional Share buyback
Focused on share buyback and cancellation
Annual increase of dividend payout
FY23
FY24
FY25.1Q
2Q
3Q
4Q
FY25
FY26
FY27

Share Buyback and Cancellation	**Increase speed of share buyback and cancellation** during periods of PBR undervaluation
Total Share Reduction	**Target to reduce the number of shares by 50 million shares** from 2025 to 2027 (Target: 2024, 499M → 2027, 450M)
DPS	2024, KRW 2,160 → 2025, KRW 2,280 → **Consistent annual increase of DPS**
Total Dividend Payout	**Annual increase of total dividend payout**, given the total share reduction share buyback and cancellation

1) DPS: Dividends per share

※ The above policy is subject to change depending on market conditions, regulatory developments, financial performance etc

Alignment of Evaluation and Compensation

The performance evaluation and compensation scheme is designed in alignment with the 'Value-up Plan' and mid-to long-term strategy of the Group

Management Compensation Scheme

Alignment with the 'Value-up Plan'

Performance Share at 80% (①+②+③)

Payout amount determined based on stock price performance after 4 years

- **Variable**
  - **Performance Share (PS)**
    - Aligned with stock price
    - Aligned with performance
      - Profitability
        - ① Relative price performance to peers — 20%
        - ② ROE — 30%
        - ③ ROTCE — 30%
      - Asset Quality
        - Sub-Standard Loan Ratio — 20%
  - **Annual Incentive**
    - Group KPI and strategic initiatives
    - ※ Deduction rules apply based on the Risk Check mechanism[1]
- **Fixed**
  - Base salary and duty allowance

※ Performance Share
Phantom shares are granted based on the Company's common stock, and the number of PS earned is adjusted based on performance for four years. Then, the payout amount is calculated **by applying the stock price at the end of such four-year period** to such number of PS earned.

*For the CEO, variable compensation accounts for 66.7% of total remuneration (200% of the annual incentive)

PS: Performance Share

Performance Evaluation Scheme

Alignment with the 'Value-up Plan'

Group KPI[2] at 50% (①+②+③)

Group KPI

Category		Ratio
Mid-to Long-term Growth Base	Group Customer Base	10%
	① TSR	15%
Profitability	② ROE	20%
	③ ROTCE	15%
Asset Quality / Risk		20%
Efficiency		20%
Total		**100%**

Strategic Initiatives

Strategic Initiatives
Effective internal control
Delivery of differentiated customer value
Pursuit for SDGs[3] / HR innovation

※ A claw-back mechanism is in place (to reclaim performance-based compensation in the event of the correction of an error in the financial statements as a basis for performance-based compensation).

※ The CEO's performance evaluation weighted value is based on the Group KPI (70%) and strategic initiatives (30%).

1) Risk Check mechanism: Performance-based compensation may be reduced in the event of significant risks (related to internal control or consumer protection),
2) KPI: Key Performance Indicator
3) SDGs: Sustainable Development Goals
4) Above information is based on the resolution of the Remuneration Committee in March 2025.

Greater Engagement

Continue to conduct transparent communication through disclosures and implement of our value-up plan, while expanding multi-channel engagement with various stakeholders with active participation by our Board of Directors and Management.

Further Communication

1. Enhanced communication on the progress of the value-up plan

- ✓ Expanding multi-stakeholder communication through investor engagement led by the Board of Directors and the management (Continue to conduct around 500 IR meetings annually)
- ✓ Proactively communicating on the implementation status of the Value-up Plan through quarterly earnings calls and disclosures

2. Taking lead in spreading value-up policies among Korean corporates

- ✓ Promoting the spread of value-up policies among listed companies by hosting a "Value-Up Conference" for our corporate clients
- ✓ Playing central roles in promoting the widespread adoption of Value-up policies through collaboration with relevant institutions, including financial authorities and KRX

3. More engagements with retail investors

- ✓ Promoting the Value-up Plan by regularly hosting online briefings for retail investors
- ✓ Enhancing communication and expanding investment infrastructure for retail investors through collaboration with domestic and international securities companies

Active BOD & Management communication

- Continue expanding IR activities with active participation of BOD/Managements
- Strengthen communication of the Corporate Value-up Plan through tailored IR activities including domestic/foreign retail investors IR, Analyst Day, and etc.

1Q 2025
- ✓ Change in record date for quarterly dividend (BOD Resolution)
- ✓ CEO Roundtable
- ✓ Global Investor Conference(2 times)

2Q
- ✓ 2025 Corporate Value-up Plan Execution Evaluation · Planning · Disclosure(BOD Resolution)
- ✓ BOD Chair / Group CEO Overseas IR
- ✓ Global Investor Conference(5~6 times)

3Q
- ✓ BOD Roundtable
- ✓ Domestic / Foreign Retail Investor IR
- ✓ Analyst Day
- ✓ Global Investor Conference(3~4 times)

4Q
- ✓ Approval of annual business plan [Alignment with 'Value-Up Plan'] (BOD Resolution)
- ✓ CEO Overseas IR
- ✓ Global Investor Conference(3~4 times)

The Board of Directors leads the establishment of the 'Value-up Plan' and the determination of quarterly reviews of the implementation thereof and decisions on capital policy (Quarterly dividend, share buyback)

Strengthening Governance for Sustainability of SFG

The Board of Directors' Composition

(As of March 2025 AGM)

Independence

Diversity

Expertise

Independent Directors

81.8%

Female Directors

36.4%

(+9.1%p YoY)

*Female independent directors: 44.4%

[Board Skills Matrix]
The Board aims to enhance its collective competency and strengthen its overall competitiveness by appointing directors with expertise in fields such as finance, management, economics, law/internal control, finance/accounting, digital/ICT, risk management, and consumer protection/ESG.

Greater BOD Independence

① It is mandatory to appoint an independent director as the Chair of the Board of Directors
② All six sub-committees, excluding the SCCRC[1)] and ESG Strategy Committee, are composed of independent directors.
③ The Chairs of seven board committees, excluding the SCCRC, are appointed from among independent directors.

Independent Director Nomination and Evaluation Process

① New Appointment: Candidates are selected through a five-step* process in accordance with the independent director nomination procedure.
*(1) Long List→ (2) Nomination Advisory Group Candidates → (3) Short List → (4) Preliminary Candidate → (5) Final Candidate
② Re-appointment : Three-step process of [evaluation → deliberation and reporting → recommendation]
③ Evaluation : Annual evaluation of performance competency (with the entire evaluation process outsourced to an external agency to ensure independence)

Transparent Management Succession Plan

① Candidate Pool Management
(1) A pool of internal candidates, including the CEOs of key subsidiaries, is continuously developed as potential successors.
(2) The CCRC[2)] selects and manages a pool of successor candidates, including both internal and external candidates, each year.
② Management Succession Process
(1) The management succession process begins at least three months prior to the expiration of the CEO's term of office.
(2) The appointment becomes final and conclusive after an in-depth review of the candidate pool followed by the approval from the Board of Directors and the General Meeting of Shareholders.

Sound Collaboration between the BOD and Management

① Key strategic and management decisions of the Group are made based on the results of workshops and executive roundtables, in addition to the Board of Directors' meeting.
- Major group agenda (Digital, AI, Risk Management, etc.), mid-to long-term strategy, capital policy, etc.
② Strengthening of internal control : Implement the Responsibilities Map for major subsidiaries, and establish the Internal Control Committee

Compliance with Core Governance Principles

The Company complies with 93.3% of the core corporate governance indicators outlined in the Corporate Governance Report Guidelines[3)]
(complies with 14/15 indicators, increased +6.6%p since July 2024)
- 2024 Governance improvement : Institutionalizing quarterly meetings between the internal audit committee and external auditors, excluding management participation
- Regarding the core governance indicator recommending that the notice of the AGM be provided at least four weeks in advance, the Company issues the notice immediately upon receipt of the audit report from the external auditor.(As of 2025, the notice of the AGM be provided three weeks in advance)

Note 1) SCCRCC : Subsidiary's CEO Candidate Recommendation Committee , Note 2) CCRC: CEO Candidate Recommendation Committee, Note 3) Corporate Governance Report Guidelines : Implemented by KRX

Shinhan Financial Group